MCK MINING CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923


02002824

December 17, 2001


RECEIVED
JAN 28 2002
354

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended October 31st, 2001, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 1/31


U.S. POST OFFICE
DELAYED



Form 51-901F


SEC MAIL PROCESSING
RECEIVED
JAN 28 2002
WASH, D.C.
354
SECTION

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
October 31, 2001

Issuer Details

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.			October 31, 2001	November 30, 2001
ISSUER ADDRESS				
56 Temperance Street, 4th Floor				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361-0923	(416) 361-0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
STEPHEN D. CASE			DIRECTOR	(416) 929-1701
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
mckmining@msn.com		n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	November 30, 2001
"DONALD MCKINNON"	"DONALD MCKINNON"	November 30, 2001
"RAY DUJARDIN"	"RAY DUJARDIN"	November 30, 2001
"H.M. GIEGERICH"	"H.M. GIEGERICH"	November 30, 2001
"GLEN MAGNUSON"	"GLEN MAGNUSON"	November 30, 2001

MCK Mining Corp.

Balance Sheets (Prepared by Management)

	October 31, 2001 (Unaudited)	January 31, 2001 (Audited)
Assets		
Current		
Cash and short term deposits	$ 215,424	$ 64,013
Accounts receivable	10,891	4,020
	226,315	68,033
Resource properties	2,098,105	1,897,014
	$ 2,324,420	$ 1,965,047
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 8,147	$ 66,753
Due to director (Note 3)	-	24,916
	8,147	91,669
Long-term		
Due to director (Note 3)	24,916	-
	33,063	91,669
Shareholders' equity		
Share capital (Note 2)	11,074,873	10,474,873
Contributed surplus	807,888	807,888
	11,882,761	11,282,761
Deficit	(9,591,404)	(9,409,383)
	2,291,357	1,873,378
	$ 2,324,420	$ 1,965,047

MCK Mining Corp.

Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2001	2000	2001	2000
Revenue				
Interest income	$ 19	$ 434	$ 547	$ 3,080
Expenses				
Amortization	-	-	-	859
General and administrative	58,854	88,483	182,568	215,570
	58,854	88,483	182,568	216,429
Net loss for the period	(58,835)	(88,049)	(182,021)	(213,349)
Deficit, beginning of period	(9,532,569)	(9,251,283)	(9,409,383)	(9,125,983)
Deficit, end of period	$ (9,591,404)	$ (9,339,332)	$ (9,591,404)	$ (9,339,332)
Basic and fully diluted loss per share (Note 4)	$ (0.003)	$ (0.006)	$ (0.010)	$ (0.015)

MCK Mining Corp.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000	Nine Months Ended October 31, 2001	Nine Months Ended October 31, 2000
Cash flows provided by (used in)				
Operating activities				
Net loss for the period	$ (58,835)	$ (88,049)	$ (182,021)	$ (213,349)
Adjustments to reconcile net income to net cash provided by operating activities				
Amortization	-	-	-	859
Changes in non-cash working capital balances				
Accounts receivable	3,096	8,413	(6,871)	1,720
Accounts payable and accrued liabilities	(29,634)	(18,859)	(58,606)	(10,223)
	(85,373)	(98,495)	(247,498)	(220,993)
Investing activities				
Resource properties	(63,736)	(8,719)	(201,091)	(155,296)
Financing activities				
Issue of share capital, net of issue costs	350,000	-	600,000	270,000
Change in cash and short term deposits	200,891	(107,214)	151,411	(106,289)
Cash and short term deposits, beginning of period	14,533	135,390	64,013	134,465
Cash and short term deposits, end of period	$ 215,424	$ 28,176	$ 215,424	$ 28,176
SUPPLEMENTARY INFORMATION				
Taxes paid	$ -	$ -	$ -	$ -
Interest paid	-	-	-	-

MCK Mining Corp.

Notes to Financial Statements (Prepared by Management)
Third Quarter Ended October 31, 2001
(Unaudited)

1. Accounting Policies

The management of MCK Mining Corp. (the "Company") have prepared these financial statements for the nine months ended October 31, 2001, in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the January 31, 2001 audited financial statements.

The Company follows the same accounting policies as the January 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October 31, 2001, are not indicative of the results that may be expected for the full year ending January 31, 2002.

2. Share Capital

(a) Authorized
Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

Common shares	Number of Shares	Amount
Balance, January 31, 2001	15,139,525	$ 10,474,873
Issued - flow-through shares	1,000,000	225,000
Issued - private placement	1,416,667	375,000
Balance, October 31, 2001	17,556,192	$ 11,074,873

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

2. Share Capital (Continued)

(c) Directors', Officers' and Employees' Stock Options (Continued)

As at October 31, 2001, the following are the stock options outstanding:

Number Outstanding	Exercise Price $	Expiry Date
320,000	0.50	February 24, 2002
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,725,000		

(d) Share Purchase Warrants

As at October 31, 2001, the following are the warrants outstanding:

Number Outstanding	Exercise Price $	Expiry Date
500,000	0.30	January 15, 2002
375,000	0.30	February 28, 2002
500,000	0.30	March 28, 2002
540,000	0.70	April 4, 2002
1,166,667	0.40	September 23, 2002
3,081,667		

3. Due to Director

The amount due to director is non-interest bearing and has no specific terms of repayment. Management has classified this as long-term.

4. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is anti-dilutive for both periods presented.

5. Income Taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2001	2000	2001	2000
Net loss for the period	$ (58,835)	$ (88,049)	$ (182,021)	$ (213,349)
Expected income taxes (recoverable) at statutory rates	(25,664)	(38,847)	(79,398)	(94,130)
Estimated taxable temporary differences valuation allowance	25,664	38,847	79,398	94,130
Provision for income taxes	$ -	$ -	$ -	$ -

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2001 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

MCK MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
October 31, 2001

For the current year-to-date period


BCSC

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2001 (Audited financial statements)	1,897,014
Drilling	274,655
Property acquisition	21,475
Sample processing	14,612
Geological studies	28,071
Environmental	35,975
Promotion and marketing	13,046
District office	26,954
Miscellaneous	1,200
Joint partner interest in property	(214,897)
Balance, October 31, 2001 (Unaudited)	2,098,105

GENERAL AND ADMINISTRATIVE

Accounting and corporate secretarial	9,556
Rent	16,900
Legal and audit	10,025
Transfer agent fees	9,106
Travel	12,985
General and office	16,268
Filing fees	6,995
Bank charges	207
Public relations	2,740
Consulting	5,000
Miscellaneous	2,786
Management fees	90,000
	182,568

2. Analysis of related party transactions.

Management fees of $90,000 were paid to a director of the company.

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $
28-Feb-01	Common shares	Private placement	750,000	0.20	150,000	150,000	Cash	None
02-Apr-01	Common shares	Private placement	500,000	0.20	100,000	100,000	Cash	None
21-Sep-01	Common shares	Private placement	916,667	0.30	275,000	275,000	Cash	None
21-Sep-01	Common shares	Private placement	250,000	0.30	75,000	75,000	Cash	None

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period


BCSC

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

17,556,192 common shares valued at $11,074,873

(c) Summary of options and warrants at period end

Options

Number	Exercise Price $	Expiry Date
320,000	0.50	24-Feb-02
230,000	0.35	10-Jun-02
50,000	0.50	10-Oct-02
300,000	0.35	13-Mar-03
100,000	0.60	04-May-03
50,000	0.50	27-Aug-03
200,000	0.70	25-Mar-04
475,000	0.80	11-May-04
1,725,000		

Warrants

Number	Exercise Price $	Expiry Date
500,000	0.30	15-Jan-02
375,000	0.30	28-Feb-02
500,000	0.30	28-Mar-02
540,000	0.70	04-Apr-02
1,166,667	0.40	23-Sep-02
3,081,667		

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case
Donald Mckinnon
Ray Dujardin
H.M. Giegerich
Glen Magnuson

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's sole focus is on the advancement and development of the Martison Lake Project.

Discussion of Operations and Financial Conditions

As of October 31, 2001, the Company had $215,424 in cash and short term deposits.

At this time, the Company had minor interest income and no operating revenues. The Company has raised funds in the past through equity financing and the exercise of options and warrants to finance its operations. During the nine months ended October 31, 2001, the Company issued a flow-through private placement of $225,000, and a non-brokered private placement of $375,000. At October 31, 2001, the Company has sufficient funds to satisfy all administrative expenses to the end of the year.

Subsequent Events

There are no subsequent events at this time.

Liquidity and Solvency

During the nine months ended October 31, 2001, the Company incurred $201,091 in deferred exploration costs to further develop the Martison Lake Project.

The Company has a working capital of $218,168.

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Solvency (Continued)

The Company has reallocated "due to director" in the amount of $24,916 to "long-term" because the Company will not pay this amount within a year of the balance sheet date.

Net loss for the nine months ended October 31, 2001 is $182,021, a decrease of $31,328 from the corresponding period ending October 31, 2000. The Company is in the development stage of operations, therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting and corporate secretarial, audit fees, annual general meeting expenses, legal fees, shareholder information, general and office expenses, and First Nation travel and administrative expenses.

Basic and fully diluted loss per share was $0.01 per common share.

The Company is able to meet future obligations due to the private placement of $350,000. As of October 31, 2001, accounts payable and accrued liabilities of $8,147 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

The Company paid $90,000 to Stephen Case, the president of MCK Mining Corp. to oversee the daily operations of the Company.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.